UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

For Immediate Release SQM REPORTS EARNINGS FOR THE SECOND QUARTER OF 2021

Santiago, Chile. August 18, 2021.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) today reported earnings for the six months ended June 30, 2021 of US$157.8 million (US$0.55(2) per share), a 64.7% increase from US$95.8 million (US$0.36(2) per share) reported for the six months ended June 30, 2020. Gross profit reached US$322.5 million (28.9% of revenues) for the six months ended June 30, 2021, 36.9% higher than US$235.6 million (27.7% of revenues) recorded for the six months ended June 30, 2020. Revenues totaled US$1,116.5 million for the six months ended June 30, 2021, representing an increase of 31.3% compared to US$850.5 million reported for the six months ended June 30, 2020.

The Company also announced earnings for the second quarter of 2021 of US$89.8 million (US$0.31(2) per share), an increase of approximately 76.7% compared to US$50.8 million (US$0.19(2) per share) for the second quarter of 2020. Gross profit for the second quarter of 2021 reached US$185.9 million, 45.4% higher than the US$127.8 million recorded for the second quarter 2020. Revenues totaled US$588.0 million for the second quarter 2021, an increase of approximately 28.3% compared to US$458.5 million for the second quarter of 2020.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Our earnings during the second quarter 2021 were over 76% higher than earnings reported during the same period last year. This was a result of significantly higher sales volumes across almost all of our business lines. Our strong results were particularly led by lithium and iodine sales volumes, which increased over 90% and almost 40%, respectively. At the same time, our average prices in the fertilizer markets increased approximately 6% in the SPN business line and over 7% in the potassium chloride and sulfate business line when compared to the first quarter of 2021; we expect prices in these business lines to continue increasing during the second half of the year. Our average lithium prices during the second quarter of 2021 were almost 20% higher compared to the first quarter of 2021, as sales contracts signed last year are expiring and a higher percentage of our sales are invoiced based on the current pricing scenario. Our average prices during the second half of the year are expected to increase further as the market continues to tighten and the 2020 contracts continue to expire”.

He continued by saying, “In the lithium business, market and price growth continue to exceed our expectations. We believe that global demand could increase more than 40% annually when compared to last year, as sales of electric vehicles during the first half of the year grew more than 150% when compared to the same period last year. We now believe that total global demand could surpass 1 million tons in 2025. Accordingly, our sales volumes could reach over 95,000 metric tons this year, as we work diligently to help meet our customers’ growing demand”.

“We believe that the positive market conditions we are seeing in all of our business lines will lead to stronger results being reported during the second half of 2021 when compared to the first half of the year led mostly by higher lithium and fertilizer sales prices, and higher lithium and iodine sales volumes.  We remain cognizant of the global logistics and container issues being seen around the world and are working to mitigate any potential impacts it could have on our expected second half sales volumes.”

Mr. Ramos finished by saying, “We were extremely pleased with the capital increase process that we completed in April this year through which the company raised approximately US$1.1 billion to help finance growth and expansions projects.”

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	2

Sustainable Development

We continue to maintain sustainability as a core value that constantly urges us to assume new challenges and commitments, aligned with the aspirations of the surrounding communities, our workers, clients, collaborators, and the different stakeholders with whom we interact.

We recently published our annual sustainability report. We have been reporting in accordance with the Global Reporting Initiative (GRI) principles for 11 years, and we meet the requirements of the Global Compact Communication on Progress (COP). An external assurance review of the report was conducted for the second time based on new international requirements and internal goals.

In May 2021, we partnered with the U.S. Department of Energy’s Argonne National Laboratory, a leading scientific research institution, to collaborate on a study to better understand the sustainability challenges, including a closer look at our carbon emissions, water and energy consumption related to our lithium products, and see how it affects the rest of the value chain. The results of the study were published in June this year and were positive in showing that lithium produced from the Salar de Atacama has a lower carbon, water and energy footprint compared to lithium produced from other sources. This is not only important for us as lithium producer, but also throughout the supply chain.

We invite you to read our Sustainability Report available on our website (www.sqm.com) to learn more about all of sustainability goals and social outreach.

Segment Analysis

Lithium and Derivatives

Revenues from the lithium and derivatives business line totaled US$298.3 million during the six months ended June 30, 2021, an increase of 97.3% compared to US$151.2 million recorded for the six months ended June 30, 2020.

Revenues for lithium and derivatives during the second quarter 2021 increased 89.9% compared to the second quarter 2020. Total revenues amounted to US$163.0 million during the second quarter of 2021, compared to US$85.9 million in the second quarter of 2020.

Lithium and Derivatives Sales Volumes and Revenues:

		6M2021	6M2020	2021/2020
Lithium and Derivatives	Th. MT	48.1	21.2	26.9	127%
Lithium and Derivatives Revenues	MUS$	298.3	151.2	147.1	97%

		2Q2021	2Q2020	2021/2020
Lithium and Derivatives	Th. MT	24.2	12.6	11.6	92%
Lithium and Derivatives Revenues	MUS$	163.0	85.9	77.2	90%

We continue to see strong market growth indicators in the lithium market. For example, we believe electric vehicle demand growth was over 150% higher during the first half of 2021, when compared to the same period last year. We expect that total global lithium market growth could be more than 40% during 2021 when compared to last year, an increase compared to our previous estimates.

Our sales volumes in the lithium business line are expected to surpass 95,000 metric tons this year as a result of these strong market conditions, our diversification strategy to increase our customer portfolio and our record production rates. a growth of almost 50% when compared to last year. Along with strong market demand and sales volumes, market prices have increased in recent months. Our average lithium prices during the second quarter of 2021 were 20% higher compared to the first quarter of 2021, as sales contracts signed last year are expiring and a higher percentage of our sales is being invoiced based on the current pricing scenario. Given this and the tight market we are currently seeing, we expect prices in the second half of the year to be significantly higher than prices reported in the first half of the year.

Gross profit(3) for the Lithium and Derivatives segment accounted for approximately 29% of SQM’s consolidated gross profit for the six months ended June 30, 2021.

Specialty Plant Nutrition (SPN)

Revenues from the specialty plant nutrition business line for the six months ended June 30, 2021 totaled US$411.2 million, an increase of 18.2% compared to US$347.8 million reported for the six months ended June 30, 2020.

Second quarter 2021 revenues reached US$217.2 million, an increase of 18.8% compared to US$182.7 million reported in the second quarter 2020.

Specialty Plant Nutrition Sales Volumes and Revenues:

		6M2021	6M2020	2021/2020
Specialty Plant Nutrition Total Volumes	Th. MT	576.7	501.2	75.5	15%
Sodium Nitrate	Th. MT	15.6	12.8	2.8	22%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	337.5	300.3	37.2	12%
Specialty Blends	Th. MT	139.0	104.2	34.7	33%
Other specialty plant nutrients (*)	Th. MT	84.7	83.9	0.8	1%
Specialty Plant Nutrition Revenues	MUS$	411.2	347.8	63.4	18%

		2Q2021	2Q2020	2021/2020
Specialty Plant Nutrition Total Volumes	Th. MT	296.2	267.6	28.6	11%
Sodium Nitrate	Th. MT	10.5	5.9	4.6	77%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	174.3	162.0	12.3	8%
Specialty Blends	Th. MT	72.4	58.6	13.8	24%
Other specialty plant nutrients (*)	Th. MT	39.0	41.1	-2.1	-5%
Specialty Plant Nutrition Revenues	MUS$	217.2	182.7	34.4	19%

*Includes trading of other specialty fertilizers.

The specialty plant nutrition business line remains an important segment within our diverse portfolio and we believe demand growth in this market is expected to be at least 5% in 2021.

We saw strong sales volumes during the first half of the year, increasing approximately 15% when compared to the same period last year. As anticipated, we saw our average price in this business line increase about 6% during the second quarter 2021 compared to the first quarter of 2021. We believe that the positive pricing trend should continue through the second half of 2021.

Gross profit(3) for the SPN segment accounted for approximately 32% of SQM’s consolidated gross profit for the six months ended June 30, 2021.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2021 totaled US$219.5 million, an increase of 16.4% compared to US$188.6 million reported for the six months ended June 30, 2020.

Iodine and derivatives revenues for the second quarter 2021 amounted to US$123.9 million, an increase of 36.3% compared to US$90.9 million recorded during the second quarter 2020.

Iodine and Derivative Sales Volumes and Revenues:

		6M2021	6M2020	2021/2020
Iodine and Derivatives	Th. MT	6.4	5.4	1.0	18%
Iodine and Derivatives Revenues	MUS$	219.5	188.6	30.9	16%

		2Q2021	2Q2020	2021/2020
Iodine and Derivatives	Th. MT	3.6	2.6	1.0	38%
Iodine and Derivatives Revenues	MUS$	123.9	90.9	33.0	36%

Our sales volumes in the iodine and derivatives business line during the first half of 2021 were approximately 18% higher than sales volumes reported during the same period last year. In general, all iodine applications have shown strong growth and as a result, we now believe that total demand this year could surpass demand seen before the pandemic, implying a demand growth of over 10% compared to 2020. Consequently, we expect that our iodine and derivative sales volumes could surpass 12,000 metric tons this year. In the long-term, we believe the iodine business will return to annual growth rates of 2-4% per year.

Gross profit(3) for the Iodine and Derivatives segment accounted for approximately 30% of SQM’s consolidated gross profit for the six months ended June 30, 2021.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2021 totaled US$119.3 million, a 53.9% increase compared to the six months ended June 30, 2020, when revenues amounted to US$77.5 million.

Potassium chloride and potassium sulfate revenues increased 72.6% in the second quarter of 2021, reaching US$59.0 million, compared to US$34.2 million for the second quarter of 2020.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		6M2021	6M2020	2021/2020
Potassium Chloride and Potassium Sulfate	Th. MT	386.8	234.6	152.2	65%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	119.3	77.5	41.8	54%

		2Q2021	2Q2020	2021/2020
Potassium Chloride and Potassium Sulfate	Th. MT	184.5	105.7	78.9	75%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	59.0	34.2	24.8	73%

Sales volumes in the potassium chloride and potassium sulfate business line increased approximately 65% during the first half of 2021 when compared to the same period last year. As a result of tighter potash market, potassium prices increased considerably during the first half of the year and our average price was 7% higher in the second quarter compared to the average price in the first quarter of 2021. We believe this trend will continue into the second half of the year with our average prices being significantly higher than in the first half of 2021. We now believe that our sales volumes this year could be over 800,000 metric tons.

Gross profit(3) for the Potassium Chloride and Potassium Sulfate segment accounted for approximately 6% of SQM’s consolidated gross profit for the six months ended June 30, 2021.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2021 reached US$53.9 million, 26.8% lower than US$73.7 million recorded for the six months ended June 30, 2020.

Revenues for the second quarter of 2021 totaled US$17.2 million, a decrease of 70.9% compared to the revenues for the second quarter of 2020 of US$59.1 million.

Industrial Chemicals Sales Volumes and Revenues:

		6M2021	6M2020	2021/2020
Industrial Nitrates	Th. MT	73.9	94.5	-20.6	-22%
Industrial Chemicals Revenues	MUS$	53.9	73.7	-19.8	-27%

		2Q2021	2Q2020	2021/2020
Industrial Nitrates	Th. MT	21.3	75.8	-54.6	-72%
Industrial Chemicals Revenues	MUS$	17.2	59.1	-41.9	-71%

Revenues in the industrial chemicals business line during the first half 2021 decreased approximately 27% when compared to the same period last year. This was primarily the result of lower sales volumes of solar salts reported in the business line during the second quarter 2021, mainly because of changes in the delivery schedule requested by our main customer. We believe that our sales volumes related to solar salts in 2021 will be approximately 100,000 metric tons, with the majority of sales happening in the second half of the year.

Gross profit(3) for the Industrial Chemicals segment accounted for approximately 3% of SQM’s consolidated gross profit for the six months ended June 30, 2021.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$14.3 million for the six months ended June 30, 2021, an increase compared to US$11.7 million for the six months ended June 30, 2020.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$687.5 million for the six months ended June 30, 2021, an increase of 33.7% compared to US$514.1 million for the same period in 2020 due to an increase in sales volumes and revenues.

Administrative Expenses

Administrative expenses totaled US$53.9 million (4.8% of revenues) for the six months ended June 30, 2021, an increase of 10.2% compared to US$48.9 million (5.8% of revenues) for the six months ended June 30, 2020.

Financial Indicators

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2021 were US$37.4 million, compared to US$34.0 million for the six months ended June 30, 2020.

Income Tax Expense

For the six months ended June 30, 2021, the income tax expense reached US$62.1 million, representing an effective tax rate of 27.9%, compared to an income tax expense of US$46.1 million during the six months ended June 30, 2020. The Chilean corporate tax rate was 27.0% in 2021 and 2020.

Adjusted EBITDA(4)

Adjusted EBITDA for the six months ended June 30, 2021 was US$375.1 million (Adjusted EBITDA margin of 33.6%), compared to US$287.5 million (Adjusted EBITDA margin of 33.8%) for the six months ended June 30, 2020.

Adjusted EBITDA for the second quarter of 2021 was US$210.0 million (Adjusted EBITDA margin of 35.7%), compared to US$154.6 million (Adjusted EBITDA margin of 33.7%) for the second quarter of 2020.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	The earnings per share for the six months ended June 30, 2020 and the second quarter 2020 were calculated with 263,196,524 shares while earnings per share for the six months ended June 30, 2021 and the second quarter 2021 were calculated with 285,638,456, following a capital increase which we completed during April 2021.
3)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
4)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

	For the 2nd quarter		For the six months ended June 30,
(US$ Millions)	2021	2020	2021	2020
Profit for the Period	90.9	51.2	160.6	96.7
(+) Depreciation and amortization expenses	53.4	51.1	106.5	100.8
(+) Finance costs	19.4	21.3	39.3	44.4
(+) Income tax	36.1	25.5	62.1	46.1
EBITDA	199.8	149.1	368.5	287.9
(-) Other income	12.0	4.2	14.7	6.5
(-) Other gains (losses)	(4.9)	(6.5)	(4.9)	(5.8)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	3.3	4.8	5.6	6.4
(+) Other Expenses	(13.5)	(7.5)	(14.6)	(12.1)
(+) Net impairment gains on reversal (losses) of financial assets	(1.9)	0.1	(0.6)	1.9
(-) Finance income	1.1	3.6	1.9	10.3
(-) Currency differences	(6.4)	(4.1)	(8.7)	(6.7)
Adjusted EBITDA	210.0	154.6	375.1	287.5

Consolidated Statement of Financial Position

(US$ Millions)	As of Jun. 30,	As of Dec. 31,
	2021	2020
Total Current Assets	3,759.9	2,569.3
Cash and cash equivalents	1,242.9	509.1
Other current financial assets	709.5	348.1
Accounts receivable (1)	507.7	427.8
Inventory	1,095.6	1,093.0
Others	204.3	191.3

Total Non-current Assets	2,257.3	2,249.2
Other non-current financial assets	26.1	51.9
Investments in related companies	53.9	86.0
Property, plant and equipment	1,743.1	1,737.3
Other Non-current Assets	434.2	374.0

Total Assets	6,017.2	4,818.5

Total Current Liabilities	581.3	475.9
Short-term debt	42.1	69.0
Others	539.2	406.9

Total Long-Term Liabilities	2,196.0	2,180.0
Long-term debt	1,898.5	1,899.5
Others	297.5	280.5

Shareholders' Equity before Minority Interest	3,201.9	2,123.1

Minority Interest	38.0	39.5

Total Shareholders' Equity	3,240.0	2,162.6

Total Liabilities & Shareholders' Equity	6,017.2	4,818.5

Liquidity (2)	6.5	5.4

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

  Consolidated Statement of Income

(US$ Millions)	For the 2nd quarter		For the six months ended Jun. 30,
	2021	2020	2021	2020
Revenues	588.0	458.5	1,116.5	850.5

Lithium and Lithium Derivatives	163.0	85.9	298.3	151.2
Specialty Plant Nutrition (1)	217.2	182.7	411.2	347.8
Iodine and Iodine Derivatives	123.9	90.9	219.5	188.6
Potassium Chloride & Potassium Sulfate	59.0	34.2	119.3	77.5
Industrial Chemicals	17.2	59.1	53.9	73.7
Other Income	7.7	5.8	14.3	11.7

Cost of Goods Sold	(348.7)	(279.5)	(687.5)	(514.1)
Depreciation and Amortization	(53.4)	(51.1)	(106.5)	(100.8)

Gross Profit	185.9	127.8	322.5	235.6

Administrative Expenses	(29.2)	(24.4)	(53.9)	(48.9)
Financial Expenses	(19.4)	(21.3)	(39.3)	(44.4)
Financial Income	1.1	3.6	1.9	10.3
Exchange Difference	(6.4)	(4.1)	(8.7)	(6.7)
Other	(4.9)	(4.9)	0.2	(3.1)

Income Before Taxes	127.0	76.7	222.7	142.8

Income Tax	(36.1)	(25.5)	(62.1)	(46.1)

Net Income before minority interest	90.9	51.2	160.6	96.7

Minority Interest	(1.1)	(0.4)	(2.9)	(0.9)

Net Income	89.8	50.8	157.8	95.8
Net Income per Share (US$)	0.31	0.19	0.55	0.36

(1) Includes other specialty fertilizers

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a dynamic company. In pursuit of our objectives, we expect to acquire and develop projects and interests that are consistent with our existing and new businesses, either alone or with joint venture partners. We may also divest, spin-off or sell-down interests that we have acquired to deploy funds for other investments or other purposes in pursuit of our objectives to adjust risk or diversify our asset base.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as a leader in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 18, 2021	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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